# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FRANKLIN STREET PROPERTIES CORP /MA/, CIK 0001031316
CUSIP: 35471R106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 401 EDGEWATER PLACE, STE 200, Wakefield, Massachusetts (MA), 01880
Date of event which requires filing of this statement: 10/28/2026
Filed by CIK 0002048057
Persons authorized to receive notices and communications: R. Adam Lindsay, Powell Anderson Capital Partners LLC, 5532 Lillehammer Lane, Suite 206, Park City, Utah (UT), 84098, (801) 824-9444

## Reporting persons
- Powell Anderson Capital Partners LLC (CIK 0002048057): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 8,294,084; sole dispositive power 0; shared dispositive power 8,294,084; aggregate amount beneficially owned 8,294,084 (8% of the class)
  Comment: This Amendment No. 1 amends and supplements the statement on Schedule 13D filed by Powell Anderson Capital Partners LLC, on October 14, 2026, relating to the shares of Common Stock of Franklin Street Properties Corp. a Maryland corporation (the "Issuer"). Except as specifically provided herein, each Item of the Original Schedule 13D remains unchanged. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Original Schedule 13D.
- PACP Acadia LLC (CIK 0002152425): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 7,232,085; sole dispositive power 0; shared dispositive power 7,232,085; aggregate amount beneficially owned 7,232,085 (7% of the class)
- Powell Anderson Capital LP (CIK 0001714181): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,061,999; sole dispositive power 0; shared dispositive power 1,061,999; aggregate amount beneficially owned 1,061,999 (1% of the class)
- R. Adam Lindsay (CIK 0002048067): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC), personal funds (PF); sole voting power 10,000; shared voting power 8,294,084; sole dispositive power 10,000; shared dispositive power 8,294,084; aggregate amount beneficially owned 8,294,084 (8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: FRANKLIN STREET PROPERTIES CORP /MA/
Address of issuer's principal executive offices: 401 EDGEWATER PLACE, STE 200, Wakefield, Massachusetts (MA), 01880

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3. Is hereby amended to read as follows: The total cost for purchases of Common Stock by Reporting Persons, excluding brokerage commissions, was approximately $3,401,582. The source of funds for PACP Acadia LLC was cash capital contributions from R. Adam Lindsay, Joel B. Wittenberg, Beam Capital Holdings, LLC, Element Investments, LLC, and ERA Insurance Company, Inc. The source of funds for Powell Anderson Capital LP was working capital. The source of funds for the Common Stock owned directly by R. Adam Lindsay was personal funds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) is hereby amended to read as follows: The following disclosure is based upon 104,011,708 outstanding Shares as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on October, 27, 2026
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) is hereby amended to read as follows: Powell Anderson Capital Partners LLC: 8,294,084 shares or 8.0%; a limited liability company organized in Delaware and Managing Member of PACP Acadia LLC and Investment Manager of Powell Anderson Capital LP with power to vote and dispose of shares held by each PACP Acadia LLC: 7,232,085 shares or 7.0%; limited liability company organized in Delaware Powell Anderson Capital LP: 1,061,999 shares or 1.0%; limited partnership organized in Delaware R. Adam Lindsay: 8,304,084 shares or 8.0%; managing member of Powell Anderson Capital Partners LLC with power to vote and dispose of the 8,294,084 shares held by PACP Acadia LLC and Powell Anderson Capital LP and the 10,000 shares held personally.
Transactions in the class effected during the past sixty days: See Schedule A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.2 Schedule A

## Signatures
- Powell Anderson Capital Partners LLC: /s/ R. Adam Lindsay, Managing Member (10/30/2026)
- PACP Acadia LLC: /s/ R. Adam Lindsay, Managing Member of Powell Anderson Capital Partners LLC, the Managing Member of PACP Acadia LLC (10/30/2026)
- Powell Anderson Capital LP: /s/ R. Adam Lindsay, Managing Member of Powell Anderson Capital Partners LLC, the Investment Manager of Powell Anderson Capital LP (10/30/2026)
- R. Adam Lindsay: /s/ R. Adam Lindsay, R. Adam Lindsay (10/30/2026)